UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-39164

Indonesia Energy Corporation Limited

(Translation of registrant’s name into English)

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780

Indonesia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (“Form 6-K Report”) shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3, as amended (Registration Number 333-278175) of Indonesia Energy Corporation Limited, a Cayman Islands exempted company (the “Company”), declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 31, 2024 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Press Releases

On May 27, 2024, the Company issued a press release outlining its updated strategic corporate vision. A copy of such press release is filed as Exhibit 99.1 to this Report.

Also on May 27, 2024, the Company issued a press release updating its operations and reserves and planned drilling during the remainder of 2025 at the Company’s Kruh Block. A copy of such press release is filed as Exhibit 99.2 to this Report.

In addition, on May 29, 2024, the Company issued a press release detailing recent operations at the Company’s Citarum Block. A copy of this press release is filed as Exhibit 99.3 to this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of the Company regarding its updated strategic corporate vision, dated May 27, 2025
99.2	Press Release of the Company regarding Kruh Block, dated May 27, 2025
99.3	Press Release of the Company regarding Citarum Block, dated May 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDONESIA ENERGY CORPORATION LIMITED

Dated: May 29, 2025	By:	/s/ Frank Ingriselli
	Name:	Frank Ingriselli
	Title:	President